UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 12, 2017

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of registrant’s name into English)

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (File No. 333-217339) of Sibanye Gold Limited and to be part thereof from the date on which this Report is furnished, to the extent not superseded by documents or Reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

Date: June 12, 2017	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit 99.1                 Results Press Release.

Exhibit 99.2                 Excess Applications Press Release.

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